Filed by GigOptix, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Commission File No.: 333-153362
Subject Company: GigOptix, Inc.

This filing relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger by and among Lumera Corporation, GigOptix LLC, GigOptix, Inc., Galileo Merger Sub L, Inc. and Galileo Merger Sub G, LLC dated as of March 27, 2008.

* * * *

On October 27, 2008, the Securities and Exchange Commission declared effective a registration statement on Form S-4 (File No. 333-153362) filed by GigOptix, Inc., which contains a proxy statement/prospectus regarding the proposed merger, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GIGOPTIX, INC., LUMERA CORPORATION, GIGOPTIX LLC AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus and other documents filed in connection with this transaction with the SEC at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents filed by GigOptix, Inc. may be obtained without charge by directing a request to Lumera Corporation, 19910 North Creek Parkway, Bothell, WA 98011-3008, Attention: Investor Relations or by telephoning us at (425) 415-6847.

Dear Stockholders,

Recently, Lumera Corporation mailed its stockholders a proxy statement/prospectus in which we asked Lumera stockholders to vote on the adoption of the Agreement and Plan of Merger pursuant to which Lumera will be merged with GigOptix, LLC and certain other matters at the annual meeting of Lumera stockholders. The annual meeting will be held December 4, 2008 at 11:00 am, pacific time, at the Country Inn and Suites, 19333 North Creek Parkway, Bothell, Washington. I am writing to you today to ask your support for this merger.

After careful consideration, the board of directors of Lumera Corporation has approved, and recommends that the stockholders of Lumera approve, the merger which will result in a new public company, GigOptix, Inc. The board of directors believes that the merger will provide strategic and financial benefits which will enable the combined company to compete more effectively than Lumera can compete alone.

In reaching its decision to approve the merger, the Lumera board of directors, with the assistance of Lumera’s management and financial and legal advisers, considered and analyzed a number of factors. Below is a summary of some of the material factors that the Lumera board of directors considered in determining to approve the merger. A more comprehensive discussion of these and other factors can be found on page 116 of the proxy statement/prospectus.

•	Assessment of Lumera’s business, operations, financial performance, financial consideration, earnings and future prospects on a stand-alone basis.

•	The strategic fit and complementary nature of Lumera’s and GigOptix’s respective businesses and the potential presented by the merger.

•	The prospects for filling the position of Lumera’s Chief Executive Officer.

•	Assessment of the GigOptix leadership team.

•	The fairness opinion of GCA Savvian delivered to the board of directors.

•	Its familiarity with the business of GigOptix.

The proposed merger cannot be completed unless the Lumera stockholders vote to adopt the merger agreement and thus approve the merger. We urge you to carefully review the proxy statement/prospectus. In particular, you should read the “Risk Factors” section beginning on page 21 for a discussion of risks you should consider in evaluating the proposed merger and how it will affect you and the “Information About the Combined Company” section beginning on page 89 for a discussion of the proposed business of the combined company following the merger. We encourage you to return the enclosed proxy card in the pre-paid return envelope or vote by telephone or via the internet; not voting has the same effect as voting against the merger. If you have any questions on how to vote your shares, please call Morrow & Co., LLC at 800-607-0088.

The company will host a conference call on November 19 at 4:30 pm EST to discuss the merger and answer any shareholder questions regarding the merger. Answering shareholder questions will be Dr. Avi Katz, CEO of GigOptix LLC and future CEO of GigOptix, Inc., and Peter Biere, CFO of Lumera Corporation and future CFO of GigOptix, Inc. The dial-in instructions are as follows:

(Please call approximately ten minutes prior to the scheduled start of the call)

Toll-free: 866.356.3093

International callers: 617.597.5381

Pass code: 94894349

Live Audio web cast: www.Lumera.com

Replay and archive information:

(Telephone replay available until November 26, 2008 6:30 PM)

Toll-free: 888-286-8010

International callers: 617-801-6888

Pass code: 58975094

Web cast will be archived on the Company's website at www.Lumera.com

Sincerely,

Dr. Joseph Vallner

Interim Chief Executive Officer

Bothell, Washington

November 6, 2008

On October 28, 2008, the Securities and Exchange Commission declared effective a registration statement on Form S-4 filed by GigOptix, Inc., which contains a proxy statement/prospectus of Lumera regarding the proposed merger transaction between GigOptix and Lumera, as well as other relevant documents concerning the transaction, have been filed with the Securities and Exchange Commission. WE URGE INVESTORS AND SECURITY HOLDERS OF LUMERA TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GIGOPTIX, INC., LUMERA, GIGOPTIX LLC AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus was mailed to Lumera’s stockholders on or about October 28, 2008 seeking their approval of Lumera’s issuance of shares in the transaction. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus and other documents filed by Lumera with the SEC at the SEC’s web site at www.sec.gov. Free copies of Lumera’s SEC filings are available on Lumera’s web site at www.lumera.com and also may be obtained without charge by directing a request to Lumera Corporation, 19910 North Creek Parkway, Bothell, WA 98011-3008, Attention: Investor Relations or by telephoning us at (425) 415-6847.

Lumera and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Lumera’s stockholders with respect to the proposed transaction. Information regarding Lumera’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on March 17, 2008, as amended by Form 10-K/A filed with the SEC on March 27, 2008. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, will be set forth in the registration.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document may contain forward-looking information regarding Lumera and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving Lumera and GigOptix, LLC including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Lumera and GigOptix, LLC and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, Lumera undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.